

Mail Stop 4628

July 17, 2018

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

> **Re:** **Future FinTech Group Inc.**
> **Registration Statement on Form S-3**
> **Response dated June 25, 2018**
> **File No. 333-224686**

Dear Mr. Yongke Xue:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter.

General

1. We note your response to prior comment 1. Please revise your prospectus cover page to clearly reflect that your current business activities principally consist of fruit juice manufacturing and that your name reflects your intent to transition to a financial technology, online sales and internet distribution business, although such transition and business is under development, and that you have not generated any significant revenues from such services or products.

2. Please explain to us the relationship between your Shared Shopping Mall platform, DCON and NRC. In this regard, please describe the types of payments that may be used on these platforms and communities.

3.   Please tell us whether your DCON platform is and your Shared Shopping Mall platform will be globally accessible. In that regard, we note you supplementally advise that your Shared Shopping Mall will be a globally-accessible shared online shopping center and that tokens issued by your subsidiaries, DCON DigiPay Limited and GlobalKey SharedMall Limited, may be used as payment for products sold on the Shared Shopping Mall. To the extent such platforms are and will be globally accessible, please explain how you and your subsidiaries will address the risk that you may be subject to regulation by foreign jurisdictions, including the United States.

The Company, page 2

4.   We note you state in your response to prior comment 1 that you previously disclosed in your periodic reports that Shaanxi China Agricultural Silk Road Farm Products Trading Center Co., Ltd. and Hedetang Farm Products Trading Market (Mei County) Co., Ltd. operate a bulk agriculture products trading center. However, your Form 10-K for the fiscal year ended December 31, 2017 discloses at page 42 that you are responsible for the "construction and financing," rather than operation, of the kiwi fruit comprehensive deep processing zone and Kiwi fruit and fruit-related materials trading zone. You further disclose therein that the construction of the project has been suspended due to cash flow. Please revise your disclosure to explain your role and investment, including the status of your investment, in the Mei County National Kiwi Fruit Wholesale Trading Center. In addition, please disclose whether the "construction and financing" of the trading zone relates to hard assets or financial technology assets, whether you have received any rental income to date from cold storage, and how you expect to receive income from logistic services.

5.   In response to prior comment 1, you state that you will focus on the investment in, and purchase of, early stage blockchain projects and that you plan to invest between $10-20 million in this area of business, including shares of your common stock and cash on hand. Please balance your disclosure regarding these intended plans by describing any material obstacles or uncertainties to your ability to commence operations. In this regard, please also disclose the sources of funding for such projects. If you do not have sources for such funding, please clarify.

6.   Please clarify your disclosure in response to prior comments 1 and 2 to include a clear description of the project leases and project finance business that will be conducted by Zhonglian Hengxin Assets Management Co. Ltd. In addition, please explain how you intend to apply blockchain and artificial intelligence technologies to this business and clarify whether such technologies will be used in your bulk agricultural products spot trading business. If you are currently in the developmental stage, please clarify.

7.   We note you disclose in your responses to prior comment 3 that only NRC and DCON's blockchain technologies are developed and operational. Please revise your proposed disclosure in response to prior comment 1 to clarify that DCON is the only issuer and

exchange for mBTC and that you have not generated any meaningful revenue from DCON's processing fee for currency exchange between Bitcoin and mBTC. In addition, please clarify what "capital transfer, assets deposit, loan financing, online insurance, assets transfer, funds and placements and crowdfunding services" DCON is in the process of developing and the status of such development.

8.   We note your response to prior comment 5. Please revise your disclosure on page 5 of your filing to clarify, if true, that the IB-Live license agreement relates to direct online and offline sales and remove any inference that the license agreement is associated with the development of blockchain technology.

9.   Please clarify your proposed disclosure in response to prior comment 6 to further discuss the current state of Nova Realm City's platform.

10.   Please expand your proposed disclosure in response to prior comment 8 to explain the meaning of "cold" wallets and the purpose and effect of "real name registration."

11.   In response to prior comment 9, you advise that both DCON DigiPay Limited and GlobalKey SharedMall Limited will issue tokens and that you will take steps to ensure that DCON DigiPay and GlobalKey SharedMall will put into place measures to prevent the tokens they may issue from being sold in the U.S. or to U.S. buyers. Please supplementally tell us the number of tokens issued to date, if any, and the mechanics of how the tokens are or will be issued, exchanged and/or sold. Please also supplementally tell us how the tokens may be used across your platforms. In addition, please clarify whether the measures you intend to implement to limit tokens from being sold in the U.S. or to U.S. buyers will also limit the resale of such tokens in the U.S. and to U.S. buyers.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources